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Exhibit 99.1

July 14, 2005

Seifi Ghasemi
Rockwood Holdings, Inc.
100 Overlook Center
Princeton, NJ 08540

Dear Mr. Ghasemi:

        As we have discussed, I have agreed to serve as a member of the Board of Directors of Rockwood Holdings, Inc., a Delaware corporation (the "Company"). I understand I have been appointed as a director of the Company effective as of August 1, shortly prior to the Company's initial public offering of its common stock. I consent to being named as a future Board member of the Company in the Form S-1 registration statement and any amendments thereto filed in connection with the Company's initial public offering.

Very truly yours,

/s/ Douglas L. Maine

Douglas L. Maine

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  Exhibit 99.1